Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04046387

12 November 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

ISSUE OF SECURITIES - UNLISTED OPTIONS

Further to the announcement made on the 8 November 2004, the following information is provided in accordance with NZX listing rule 7.12;

(a) Class of Security - Unlisted Options expiring 31 March 2005
(b) Number issued - 500,000
(c) The nominal value and issue price - nil
(d) N/A
(e) N/A
(f) The percentage of the total class of securities issued - 100%
(g) The reason for issue - issue of options requested
(h) The specific authority for the issue - Terms of Agreement with Murphy Communications, Inc
(i) Terms or details of the issue - to subscribe for fully paid Ordinary Shares at a price of A$0.10 each in the capital of Cue Energy Resources Limited on or before 31 March 2005
(j) Total number of securities of the class in existence after the issue - 500,000
(k) N/A
(l) Date of issue - 8 November 2004.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

12 November 2004